Exhibit 1

June 13, 2014

Via Overnight Delivery

The Board of Directors

Rand Logistics, Inc.

500 Fifth Avenue

50th Floor

New York, New York 10110

Re: Actions to be Taken by the Board of Directors

Gentlemen:

This letter is to advise you that I intend to again nominate Sean O’Connor as a nominee for election as director to the Board of Directors (the “Board”) of Rand Logistics, Inc. (the “Company”) at the Company’s 2014 Annual Meeting of Stockholders. However, if the Board takes the following actions, I will not pursue Mr. O’Connor’s nomination.

1.	Laurence Levy will resign as Chairman of the Board effective immediately, and Michel Lundin will be appointed as the Chairman of the Board. In connection with Laurence’s resignation as Chairman of the Board, his compensation for being a director should be modified to be the same as the other directors.

2.	Edward Levy will be appointed the Chief Executive Officer of the Company.

3.	The Board will appoint someone to replace Edward Levy as President and to fulfill the Chief Operating Officer function. The replacement would have extensive shipping knowledge and would be someone that Wall Street would embrace and improve the Company’s visibility with Wall Street.

4.	The Company will terminate the arrangement with Hyde Park Real Estate LLC (“Hyde Park”) regarding the office lease, office expenses, and services, and the Company will have no further obligation to Hyde Park for such items.

If these four actions are not taken, I will continue to pursue a board seat. I will be submitting my formal nomination letter with all the required information in the upcoming weeks. Should you like to discuss these matters, please contact me at (317) 819-6200.

Sincerely,

Jonathan Evans

501 CONGRESSIONAL BLVD., SUITE 300, CARMEL, INDIANA 46032    |    JWESTLLC.net    |    Office 317.819.6200    |    Fax 317.819.0056